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15026691

PUBLIC DOCUMENT

SECURITIE
W

SEC MAIL PROCESSING SECTION
RECEIVED
APR 29 2015
WASH. D.C.
189

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SEC FILE NUMBER
8-28862

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/14 (MM/DD/YY) AND ENDING 02/28/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bradley Woods & Co. Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Ave., 18th Fl.
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Ripp (212) 826-9191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel Ripp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bradley Woods & Co. Ltd., as of February 28, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified In New York County
Commission Expires July 30, 2018

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com
Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Bradley Woods & Co. Ltd.
New York, New York

We have audited the accompanying statement of financial condition of Bradley Woods & Co. Ltd. (a Delaware Limited Liability Company) as of February 28, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Bradley Woods & Co. Ltd.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Bradley Woods & Co. Ltd. as of February 28, 2015 in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
April 28, 2015

BRADLEY WOODS & CO. LTD.
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2015

ASSETS

Cash	$	70,445
Due from broker		18,652
Equipment, at cost (net of accumulated depreciation of $8,629)		5,682
Loans to officer and employee		31,000
Deferred tax asset		3,029
Other assets		5,855
TOTAL ASSETS	$	134,663

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	19,267
Total Liabilities		19,267
Stockholders' Equity:		
Preferred stock - $0.01 par value - 50 shares authorized, 50 shares issued and outstanding		1
Common stock - $0.01 par value - 9,950 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		253,625
Accumulated deficit		(138,240)
Total Stockholders' Equity		115,396
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	134,663

The accompanying notes are an integral part of this financial statement.

BRADLEY WOODS & CO. LTD.
NOTES TO FINANCIAL STATEMENT
FEBRUARY 28, 2015

NOTE 1. ORGANIZATION AND BUSINESS

Bradley Woods & Co. Ltd. (the "Company") was incorporated in October 2004 under the laws of the State of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business includes providing research to clients on a fee basis and investment banking services to clients involved in private placement offerings.

The Company's business also includes the purchase and sale of securities on behalf of institutional customers as an introducing broker. All securities transactions are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.

b. Securities Transactions

Securities transactions and the related revenue and expenses are recorded on the trade date as if they had settled. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

c. Revenue Recognition

Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by accounting principles generally accepted in the Unites States of America ("GAAP"). Commissions earned from other trading activities are recorded as transactions are closed between buyers and sellers. Fees earned from banking transactions are recorded at the time the transaction is completed and the income is reasonably determinable.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d. Depreciation

Equipment is stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Depreciation is calculated using the straight-line method over an estimated useful life of five years.

e. Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement. Due from Clearing Broker consists of cash equivalents maintained at the Clearing Broker and commission revenue earned as an introducing broker for its customers, net of clearing expenses. Payable to Clearing Broker, if any, consists of unpaid clearing charges and other fees.

NOTE 4. EQUIPMENT

At February 28, 2015, equipment consists of the following:

Computer equipment	$ 14,311
Less: Accumulated depreciation	(8,629)
	$ 5,682

NOTE 5. COMMITMENTS AND CONTINGENT LIABILITIES

As part of the Company's arrangement with its Clearing Broker, the Company is provided office space at a cost of up to $1,500 per month based on clearing expenses paid to the broker. Since the clearance agreement can be cancelled with sixty days written notice, the Company has a minimum future rent commitment of $3,000.

The Company had no equipment rental commitments, no contingent liabilities (except as described in Note 8 below) and had not been named as defendant in any lawsuit at February 28, 2015.

NOTE 6. CONCENTRATION

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of February 28, 2015, the Company's cash and cash equivalents balances on deposit exceeded FDIC insurance limits by $383,446.

NOTE 7. SHARES OF STOCK

Under the Second Amended and Restated Certificate of Incorporation of the Company dated May 14, 2010 (the "Certificate"), 9,950 shares of Common Stock, having a par value of $0.01 per share, were authorized. Holders of Common Stock are entitled to one vote per share. At February 28, 2015, 1,000 shares of Common Stock are issued and outstanding.

Also under the Certificate, 50 shares of Non-Convertible Preferred Stock, having a par value of $0.01 per share, were authorized and 50 shares were issued. Dividends are paid at the discretion of the Board of Directors. Holders of the Preferred Stock do not have voting rights. At February 28, 2015, 50 shares of Preferred Stock are issued and outstanding.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At February 28, 2015, the Company had net capital of $69,743 which was $64,743 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.28 to 1.

NOTE 9. OFF BALANCE-SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments, if any, under these arrangements and has not recorded any contingent liability in its financial statements.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments, if any, under these arrangements and has not recorded any contingent liability in its financial statements.

NOTE 10. INCOME TAXES

The Company has elected to be treated as a "C" Corporation and is subject to federal, state and local income taxes. The Company complies with FASB ASC 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

NOTE 10. INCOME TAXES (continued)

The Company has a combined federal, state, and city deferred tax asset of approximately $3,000 at February 28, 2015 related to the net operating loss carry forwards. The Company had combined federal, state and city net operating loss carry forwards of approximately $40,000 as of February 28, 2015 which begin to expire in 2030.

The tax years that remain subject to examination by taxing authorities are 2012, 2013 and 2014

NOTE 11. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at February 28, 2015 or during the year then ended.

NOTE 12. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

BRADLEY WOODS & CO. LTD.

Report of Independent Registered Public Accounting Firm
Regarding Management Statement of Compliance with the
Exemption Provisions of SEC Rule 15c3-3
For the Period June 1, 2014 through February 28, 2015

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Bradley Woods & Co. Ltd.
New York, New York

We have reviewed management's statements, included in the accompanying management statement regarding compliance with the exemption provisions of SEC Rule 15c3-3, in which (1) Bradley Woods & Co. Ltd. identified the following provision of 17 C.F.R .§15c3-3(k) under which Bradley Woods & Co. Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provision") and (2) Bradley Woods & Co. Ltd. stated that Bradley Woods & Co. Ltd. met the identified exemption provision throughout the most recent reporting period of June 1, 2014 through February 28, 2015, without exception. Bradley Woods & Co. Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bradley Woods & Co. Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
April 28, 2015

BRADLEY WOODS & CO. LTD.

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

February 28, 2015

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
Bradley Woods & Co. Ltd.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended February 28, 2015, which were agreed to by Bradley Woods & Co. Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bradley Woods & Co. Ltd.'s compliance with the applicable instructions of Form SIPC-7. Bradley Woods & Co. Ltd.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended February 28, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended February 28, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
April 28, 2015